OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MetaSepia, Inc.

2225 E Bayshore Rd
Suite #200
Palo Alto, CA 94303-0322

www.metasepia.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000* shares of Common Stock deliverable as "Sepia Coins"
($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Common Stock deliverable as "Sepia Coins" ($10,000)

Company	MetaSepia, Inc.
Corporate Address	2225 East Bayshore Road, suite 200, Palo Alto, CA 94303-0322
Description of Business	Personal image management platform - allowing consumers to use their favorite images and photos for secure mobile in-store transactions
Type of Security Offered	Common Stock, distributed in token form as "SepiaCoins." (the "Share", or "Securities")
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$250.00

Early Bird Discount

Investors who invest on or before **October 31, 2018** will receive a 10% early bird discount on the price per share ($0.90).

Perks

Discount coupon for 30% off the purchase price of future potential company products and services, up to an aggregate of $1.00 times the number of SepiaCoins purchased, exclusive of any offering discount in this offering. For purposes of clarity, if an investor purchases 1,000 SepiaCoins, such investor shall receive a 30% discount on their purchase of up to $1,000 of our future products and services.

Free secure mobile vault utility application, if and when developed and release.

Free Blockchain account and **image valet services** for **each investor, if** and **when developed** and **released.**

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Token

Sepia Coins

Description: The electronic tokenized share, "SepiaCoin", will represent a single share of common stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

- **Blockchain:** ERC-20 compliant
- **Exchanges:** Subject to statutory holding periods, the Company intends to seek listing on licensed token exchanges, when launched

Material Terms:

- **Voting Rights:** 1 vote per SepiaCoin, and the SepiaCoins will be subject to a voting proxy granted to the CEO or successor.
- **Restrictions on Transfer:** 1 year from closing of this Offering; Notification to Company; Transfer must be conducted in compliance with securities laws.
- **Dividends/Distributions:** Dividends/distributions are pro rata among all token holders if and when declared by the Board. The tokens do not have a right to dividends or distributions.
- **Redemption Rights:** None.
- **Other:** None.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items by others. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Metasepia will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of common stock at $1 / share, you will receive 10 common stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

MetaSepia is developing an image management platform that will allow consumers to use their favorite personal images and photographs for secure, in-store mobile transactions, instead of generic bar codes or QR codes. Our solution allows retailers to create a highly engaging and interactive experience, and build greater loyalty with their customers in the fast growing market for mobile transactions. We intend to launch the MetaSepia platform to large retailers and financial service providers who can integrate the platform with their current financial applications and deliver highly engaging, interactive and customer oriented mobile transaction solutions.

Sales, Supply Chain, & Customer Base

The market for in-store mobile transactions is growing rapidly on a global basis. Retailers such as Walmart, Starbucks, Target and others are looking to build customer loyalty and engagement and driving socialization through the in-store transactions that offer significant benefits. Technology companies such as Samsung, Apple, RSA, Paypal and others are looking to differentiate their financial service offerings, and allowing their customers to deliver the MetaSepia platform may provide significant differentiation. Technology companies such as Samsung, Apple, Google and others are also investigating alternatives to barcodes and QR codes and the MetaSepia platform is the next logical step in the market evolution.

Competition

The primary competition is the current market for M2M and O2O transaction tokens based on barcode and QR code technology. We believe these tokens are static, lack customization and drive no engagement or loyalty with the customer base. The MetaSepia platform provides a rich environment that drives significant customer engagement and loyalty. Other competitors include Snap from Snapchat which offers minor customization of a QR code image and VisuaLead/Alibaba who offers a scannable solution with minor customization.

Liabilities and Litigation

There are no significant financial or other liabilities facing the company. There is no company debt prior to June 1 2018. The company is involved in no litigation.

The team

Officers and directors

Kerry Brown	CTO and Director
David Watkins	CEO, CFO and Director
Peter Landrock, PhD	Director, Crypto Security Tech Adviser

Kerry Brown
Kerry has assisted in raising part of $130+ million the past 15 years for the following ventures he cofounded: a materials science and forensic analysis/ testing laboratory (TEMAC); pioneered mobile NFC transaction technology with nearly 1 million Point of Sale (POS) merchant terminals sold and additional mobile provisioning apps distributed across the USA, UK and Singapore (Vivotech); and a high-security electronic payment card technology tested on the Orange Network and based upon submicron geometry MEMS/ Micro-Electro Mechanical/Magneto-dynamic Systems [tiny structures that program individual magnetic stripe media particles from within the card] (QSecure), a "whiteboard" first for USPTO patents. Vivotech, Kerry's former company that pioneered mobile NFC apps and POS terminals, sold nearly 1M NFC POS Merchant transaction terminals of which he was an inventor, and VivoPay provisioning software for mobile devices. These were models for ApplePay and GooglePay at, as a pioneer for Mobile NFC Fintech, a competitive proximity passed financial transaction to our optical codes. Vivotech was acquired by Sequent and ID Tech, and now Kerry is offering an alternative technology in this same M2M proximity payments field. Kerry is an inventor on some of the 3 issued utility patents. Kerry has served full-time with as our CTO since June, 2018. Kerry previously served as CEO/Chief Innovation Officer for Cryptite, Inc, from July, 2010 until May, 2018 where he originated and sold patent portfolios, provided due diligence and technical consulting for mobile payments companies, and general intellectual sales.

David Watkins
David has over 15 years' experience as a CEO in startup technology enterprises. He has led numerous fund-raising efforts and has built and worked with technology teams to create innovative new products and solutions, successfully bringing them to market in

a timely manner. David has previously managed and built teams delivering worldwide solutions at companies including Activision, Symantec, Borland and Diamond Multimedia generating revenue between $75M and $400M annually. He has also led a number of start-ups as CEO including Rioport, Truespectra, QSecure (founded by Kerry Brown), and White Sky from product concept to market delivery. David will assume the role of Interim CEO of Metasepia for one year at 20+ hours/wk part-time, his sole employment, with goals to assist in the successful launch, initiation of legal activities, and similar responsibilities. He'll also direct the search for a permanent Project Manager and CEO that will take us to acquisition. David has served as our CEO and CFO since August 2018. David previously was an independent consultant from February 2016 until July 2018, where he provided consulting services to various companies and served as independent advisor to MetaSepia. David previously served as Senior Vice President of Intersections between June 2015 and January 2016 where he managed the integration of his previous company with the acquirer, Intersections. Prior thereto, between April 2008 and July of 2015 he served as CEO of White Sky, Inc. which was acquired by Intersections in June of 2015.

Peter Landrock, PhD
Peter acquired a PhD in mathematics from University of Chicago and is founder of Cryptomathic in Denmark in 1986. Cryptomathic is a highly recognized global Security and Cryptography firm with several global offices. Peter has served as past President of the International Association for Cryptologic Research. In 2010 Peter was nominated by The European Patent Office and the European Commission for the European Inventor Award, which recognizes lifelong achievements in encryption technologies. Peter and Cryptomathic have worked on exploring Optical communication technologies, and Peter is named an inventor on some of the 3 issued patents. Peter has served as an adviser and technical director since August, 2018, and was instrumental in cooperative research efforts on color encoding technology that have included him as an inventor on some of the MetaSepia patents. Since 1986, Peter has served as President of Cryptomathic, a security company headquartered in Denmark since founding in 1986. Peter joined Metasepia as a Director and Advisor in June 2018, and currently spends around 16-24 hrs/week part-time on the Company.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions. However there is an intended third party transaction with Cryptomathic which is an existing shareholder. Peter Landrock currently serves as the President of Cryptomathic and Torben Pryds Pedersen currently serves as the CTO. Metasepia expects to contract with Cryptomathic for some of the development related to the blockchain and cryptography which will be used in our platform.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **We may not successfully develop, market and launch our mobile payment technology.** We view the development and launch of our blockchain-based mobile payment technology as a key commercial milestone. We remain in the preliminary stages of development of our technology, and it may never be fully developed. In addition, the development of our technology will require significant capital funding, expertise of our management and time and effort in order to be successful. We may have to make changes to the specifications of our technology for any number of reasons or we may be unable to develop our technology in a manner that realizes those specifications or any form of a functioning network. It is possible that the launch of our technology may never occur. Our technology, if successfully developed and maintained, may not meet investor or marketplace expectations. Furthermore, despite good faith efforts to develop and complete the launch of our technology and subsequently to maintain our technology, it is still possible that our technology will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact us.

- **Failure to maintain a positive reputation.** A positive reputation with consumers, merchants and third party payment solutions on which we will depend to license, integrate and implement our technology, and other third parties in the mobile payments industry, concerning our technology is important in attracting and retaining users and third parties willing to adopt, implement and use our technology. To the extent our technology becomes perceived as not compelling to users, merchants, payment processors and others, our ability to maintain a positive reputation may be adversely impacted.

- **The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.** We face competition from various entities in the mobile payment processing industry and new startups are continually launching in the marketplace. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

- **To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.** Customers, which include consumers using our technology, merchants and other third parties to which we intend to license our technology, constantly demand more sophisticated products and services and customer preferences change rapidly. Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality and other features of our technology. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

- **We will depend on merchants, payment processors and other mobile payment**

companies to license and adopt our technology. Our success depends, in part, on merchants, payment processors and other mobile payment companies, adopting, integrating and offering our technology for use to consumers. If we are unable to successfully market and license our technology and onboard and retain a sufficient number of merchants, payment processors and other mobile payment companies, it would have a material adverse effect on our business, prospects and operating results.

- **Lack of operating history and risks of startups/early-stage companies** Investments in startups, including us, involve a high degree of risk. Financial and operating risks confronting startups are significant and we are not immune to these. The startup market in which we compete is highly competitive, and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

- **We have minimal operating capital, no significant assets and no revenue from operations.** We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of SepiaCoins or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members.

- **Our intellectual property could be unenforceable or ineffective.** One of our most valuable assets is our intellectual property. We have three issued patents and plan to explore patenting other parts of our core technology, however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market all or portions of our technology, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign the technology in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our technology, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our technology. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

- **No management Rights in us.** Subject to applicable law and, SepiaCoin holders will be providing a voting proxy to our CEO, which will allow our CEO or other designee to vote the SepiaCoins until such time as we have a initial public offering, which may never occur. Consequently, an investment in SepiaCoins does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors, existing stockholders and others who are issued common stock, will control our decisions. SepiaCoins holders will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of SepiaCoin holders disapprove. In assessing the risks and rewards of an investment in SepiaCoins, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and SepiaCoin holders will be subject to the decisions of our directors, officers, and employees.

- **We may not be able to obtain adequate financing to grow our operations.** Even if we successfully raise the maximum amounts we are seeking in this offering, we will need additional funds to grow our operation, through the issuance of additional SepieoCoins, preferred stock, or other equity-related or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed.

- **Terms of subsequent financings may adversely impact your investment.** We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in SepiaCoins. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common equity capital from the sale of SepiaCoins, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

- **Management discretion as to use of proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **We depend on technology and advanced information systems, which may fail or be subject to disruption.** Our technology, our software applications, and other interfaces or applications built upon our technology, are still in an early development stage and are unproven, and there are no assurances that our technology will be uninterrupted or fully secure, or that merchants and other third parties, as well as users, will be willing to access, adopt, and use our technology. Further, our technology may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or our technology. Cyber-attacks may target users, licensees of our technology, or other parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store personal and other sensitive information/digital data of our investors, users and other third parties who use our platform. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or user data, our relationships with our investors, users and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

- **The further development and acceptance of blockchain networks, including our technology, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a materially adverse effect on the successful development and adoption of our technology.** Our current business plan contemplates that our technology will be blockchain based. The growth of the blockchain industry, in general, as well as the blockchain networks on which we will rely, is subject to a high degree of uncertainty. A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect our results of operations. Factors that affect the development of the cryptoasset industry and blockchain networks, include, but are not limited to: • Worldwide growth in the adoption and use of Bitcoin, Ether, and other blockchain technologies; • Government and quasi-government regulation of Bitcoin, Ether, and other blockchain assets and their use, or restrictions on or regulation of access to, and operation of blockchain networks or similar systems; • The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks; • Changes in consumer demographics and public tastes and preferences; • The availability and popularity of other forms or methods of buying and selling goods and services; and • General economic conditions and the regulatory environment relating to cryptocurrencies. Unfavorable developments or characteristics of any of the above circumstances could adversely affect our business.

- **We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.** The operation of our technology and our business is subject to substantial regulation under federal, state, local and foreign laws, including, but not limited to, laws related to privacy, money transfer, and banking. We will incur costs in complying with these regulations and standards, and may be required to incur additional costs to comply with any changes to such regulations and standards. While we believe that we will be able to operate our technology in compliance with applicable laws, if we are determined to have violated such laws, it could result in, among other things, negative publicity, government investigation and/or government or private litigation, any of which could be costly to defend or respond to, and divert management's attention from the operation of our business.

- **The regulatory regime governing blockchain technologies and digital assets is uncertain. Developments in regulations in the United States or in other jurisdictions may alter the nature of our business, or restrict the use of blockchain assets or the operation of a blockchain network upon which we rely, in a manner that adversely affects our business.** The regulation of crypto assets in the United States and in foreign jurisdictions is in its early stages of development and is subject to unpredictable changes which may have an adverse impact on our technology and SepiaCoins. The regulatory status of crypto assets remains unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the local, state, federal, foreign, or international level may adversely affect the use, transfer, exchange, and value of crypto assets. These legislative and regulatory changes or actions are difficult to predict and may adversely impact the SepiaCoins, the blockchain technology underlying the SepiaCoins and our technology. As crypto assets have grown in popularity and market size, U.S. legislators and regulators have begun to develop laws and regulations and have, at times, released interpretive guidance governing the crypto asset industry. Both legislators and regulators have expressed concerns that crypto assets can be used by criminals to evade taxes and launder money. To the extent that future actions by legislators and/or regulators impose restrictions or limitations on the asset market, the demand for SepiaCoins is likely to be reduced. In addition, such actions may limit the ability of Investors to convert SepiaCoins into fiat currency, which is likely to result in a reduction of demand and, in turn, a decline in the value of the SepiaCoins. Additional or changing regulations could also limit the use of crypto assets on various crypto asset platforms. Such reductions in use could decrease or remove the value of the functionality achieved on those platforms and cause a substantial decrease the value of those crypto assets and demand for SepiaCoins and our blockchain technology. Various foreign jurisdictions may adopt laws, regulations, or directives that address the crypto asset market and participants in such market. Any such laws, regulations, or directives may (i) conflict with those of the United States, (ii) negatively impact the acceptance of crypto assets inside and outside the United States, (iii) impede the growth or sustainability of the crypto asset market in foreign jurisdictions, and/or (iv) otherwise negatively affect the value of crypto assets such as SepiaCoins. These changes or new laws, regulations or directives, if any, are impossible to predict, but any such change could be substantial and adverse to the value of an Investor's Investment in SepiaCoins.

- **Our decision to accept and hold cryptocurrency, such as BitCoin and Ether, may subject us to exchange risk and additional tax and regulatory requirements.** In addition to accepting payment for SepiaCoins via credit cards, wire transfer and ACH transfers, we may accept payment in the form of BitCoin and Ether. Cryptocurrencies are not considered legal tender or backed by any government, and have experienced dramatic price changes, technological glitches and various law enforcement and regulatory interventions. Any such fluctuations could reduce dramatically the amount of fiat currency that the we receive in exchange for the cryptocurrencies paid by purchasers, which would, in turn (1) reduce the amount of SepiaCoins issuable to the respective purchaser(s), and (2) cause us to receive less fiat currency then we anticipated or no fiat currency at all, which would have an adverse effect on our operations and could potentially delay or prevent the development and launch of our technology. Potential purchasers should carefully consider the risk that any purchase price paid by them in cryptocurrencies may decrease in value prior to the time at which we exchange such cryptocurrencies for fiat currency, which could significantly reduce the number of SepiaCoins issuable to them.

- **Limited transferability and liquidity.** Each Investor agrees that it will acquire SepiaCoins for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of SepiaCoins. No public market exists for SepiaCoins and no market may ever develop. As a result of recent regulatory developments, many conventional crypto exchanges are currently unwilling to list security tokens, such as SepiaCoins. As a result, when SepiaCoins become transferable, they may only be traded on very limited range of venues, if any, including U.S. registered exchanges or regulated alternative trading systems for which a Form ATS has been properly submitted to the SEC. Currently, we are unaware of any operational ATS or exchange capable of supporting secondary trading in SepiaCoins. As a result, holders of SepiaCoins should be prepared to hold their SepiaCoins indefinitely.

- **If SepiaCoins ever become transferable, SepiaCoin transactions may be irreversible, and, accordingly, losses due to fraudulent or accidental transactions may not be recoverable.** In the event that our technology is developed and becomes operational, or SepiaCoins become tradeable on an exchange or pursuant to permitted peer-to-peer transfers, transactions in SepiaCoins may be irreversible, and, accordingly, a purchaser of SepiaCoins may lose all of his or her investment in a variety of circumstances, including in connection with fraudulent or accidental transactions, technology failures or cyber-security breaches. If applicable, real-time settlement would further increase the risk that correction of trading errors may be impossible and losses due to fraudulent or accidental transactions may not be recoverable. The nature of SepiaCoins means that any technological difficulties experienced by our technology, if developed, or any other exchange may prevent the access or use of a purchaser's SepiaCoins. Any trading platform on which the SepiaCoins may be traded, will be subject to the risk of technological difficulties that may impact trading of SepiaCoins, which include, without limitation, failures of any blockchain on which SepiaCoins or such trading exchanges rely or the failure of smart contracts to function properly. Trading in SepiaCoins will depend on the operation and functionality of the applicable trading exchange and if such system were to fail for any reason, trading in SepiaCoins could be impossible until such failure was corrected, and full functionality were restored and tested. Any such technological difficulties may prevent the access or use of SepiaCoins. This could have a material impact on such trading exchange's ability to execute or settle trades of SepiaCoins, to maintain accurate records of the ownership of SepiaCoins and to comply with obligations relating to records of the ownership of SepiaCoins and could have a material adverse effect on the holders of

SepiaCoins.

- **We may be faced with challenges in complying with Delaware law with respect to stock ledger requirements.** Undertaking an offering using blockchain technology does not easily fit within the regulatory framework for traditional stock ledger requirements. The manner in which we record SepiaCoins and the holders thereof, may not be in compliance with Delaware stock ledger requirements. The failure to comply with state laws can result in regulatory actions that could have a negative impact on our business.
- **SepiaCoins may be subject to registration under the Exchange Act if we have assets above $10 million and more than 2,000 purchasers participate in this and future offerings, which would increase our costs and require substantial attention from management.** Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. We could trigger this requirement as a result of this offering and future offerings and be required to register SepiaCoins with the SEC under the Exchange Act, which would be a laborious and expensive process. Furthermore, if such registration takes place, we will have materially higher compliance and reporting costs going forward.
- **This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement its business plan and investors may lose their entire investment.** The Offering is on a "best efforts" basis and we only have a $10,000 minimum amount to be raised, prior to us beginning to close on and using the proceeds of subscriptions. If we are unable to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Kerry Brown, 60.0% ownership, Common Stock

Classes of securities

- Common Stock deliverable as tokens designated as "SepiaCoins": 15,360,000

  The Company's Certificate of Incorporation authorize the issuance of up to 24,000,000 shares of Common Stock designated as "SepiaCoins". As of immediately prior to the commencement of this Offering there were 15,360,000 shares of Common Stock outstanding, and options to purchase 640,000 shares of common stock for $0.05 per share.

Voting Rights

The holders of shares of the Company's common stock are not entitled to vote on any matter except as required under applicable law; provided, however, the investors in this offering shall grant the Company's Chief Executive Officer or other designee a voting proxy to vote all of their SepiaCoins on all matters that come before the Company's shareholders for a vote, until such time as the Company has an initial public offering.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company is a startup and has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Privileges

The rights, preferences and privileges of the holders of the Company's common stock may be adversely affected by the rights of the holders of any additional classes of stock that we may designate in the future.

Proxy voting for shares sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the

Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

- Options to Purchase Common Stock: 640,000

The options, which are held by our Chief Executive Officer, are exercisable for $0.05 per share until August 23, 2028. One-half of the Options vest on August 25, 2019, and thereafter, the remaining options vest in equal installments over the 36 months following the initial vesting date.

What it means to be a Minority Holder

As a minority holder of shares of our Common Stock, which have no voting rights, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional SepiaCoins, shares or other securities. In other words, when the Company issues more SepiaCoins, shares of common stock or other securities, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares or SepiaCoins outstanding could result from a stock or token offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock or tokens.

If we decide to issue more SepiaCoins, shares of common stock or other securities, an Investor could experience value dilution, with each SepiaCoin being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share or SepiaCoin, although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares or securities in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each SepiaCoin to hold a certain amount of value, it is important to realize how the value of the SepiaCoins, shares of common stock or other securities, can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share or SepiaCoin.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We do not have an operating history, outside of research supported with paid-in capital by our founders.

We have not generated any revenues to date and do not anticipate doing so until we have completed the development and launch of our platform, which we do not anticipate occurring until late 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 9 - 12 months without revenue generation.

The company has incurred minor expenses and losses in 2016 and 2017 ($28K and $8K respectively). The expenses were for the development of the core architecture, patent application prosecution and limited development on a prototype and website. In order to build out and productize the technology for deployment partners we are now raising funds. We anticipate to spend up to $1 million in the next 12 to 18 months building the core technology and signing up initial customers and partners.

Financial Milestones

The funds we are raising in the current round will provide working capital for 12 to 18 months which should allow us to complete initial development and line up initial partners. However, to complete development and deploy our solution will require additional capital that that we would raise likely from a Reg D offering of up to $3 million. Our ability to successfully raise the additional capital will be key to continue building the company.

The development of an initial prototype that we can use to demonstrate the product to potential customers, partners, investors and acquirers will allow us to create significant value for the company. From the initial prototype in 2019 we will look to sign up initial deployment partnerships for 2020 that will generate revenue and grow the user base of the company.

The key operational challenges will be to build out the technology into a productized solution and sign up initial partners and customers for deployment.

Liquidity and Capital Resources

As of December 31, 2016, we had $159 in cash, and as of December 31, 2017, we had $114 in cash. We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business for nine to twelve months without any additional infusions of capital. We will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The funds from this campaign are required to build out the technology and move the company forward. It will provide all the working capital the company has to build the product. Initial revenues from licensing our technology to partners and customers will not occur before 2020.

Based on a raise of $1 million we will be able to operate the company for 12 to 18 months and complete the initial development of the technology. We expect to raise additional funds in 2019 of up to $3M to allow the company additional flexibility in building out the technology on additional platforms and signing up initial partners and customers.

Indebtedness

The Company has no indebtedness as of June 1, 2018.

Recent offerings of securities

None

Valuation

$16,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares reflects the opinion of the Company as to what would be fair market value. The $16M pre-money valuation is based primarily on comparable transactions for companies with similar technologies to MetaSepia. Vasco, which was recently renamed OneSpan, acquired Cronto in 2013 for $21.9M. Cronto provided secure visual transaction authentications for online banking where users could scan an image displayed on their bank's website and verify details of a payment. The technology had as yet not been deployed to market and offers a good comparable for MetaSepia. In 2014 Snapchat acquired Scan for $54M. Scan provided technology that allowed Snapchat to populate Snapchat icons with dots that users could scan and discover each other with their smartphone camera. This technology and application are directly comparable to MetaSepia. In addition MetaSepia has 3 issued patents and a strong technology architecture and team to drive forward the business. Based on these criteria we feel a $16M pre-money valuation is reasonable give the relative stage of MetaSepia to other outcomes in the market.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Legal	$5,000	$60,000
Marketing	$0	$150,000
Working Capital	$0	$145,800

Operations	$4,400	$550,000
R&D for demo	$0	$50,000
Misc expenses	$0	$50,000
Total Use of Net Proceeds	$9,400	$1,005,800

Approximately 60% of the funds will be allocated to operating expenses which will include funds for contract development by our partner Cryptomathic on the blockchain for creating secure transactions; for other contract development to build our backend server and infrastructure and develop our client side tools; and hosting services to operate our platform and business.

Approximately 15% will go to marketing for promotion of our offering to raise additional capital and to reach potential customers with the message about our technology and offerings. We will allocated 5% to legal to cover the various expenses associated with our fundraising and to continue to build our patent portfolio to protect our technology and create greater value for the company. Approximately 10% will be allocated for headcount to operate the business. The final 10% will be allocated to other expenses associated with operating the company including professional services for accounting, payroll, travel and entertainment, office supplies, and various equipment.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.metasepia.com/ under the

Annual Reports menu item. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
MetaSepia, Inc.

[See attached]

METASEPIA, INC.

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2017

MetaSepia, Inc
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
MetaSepia, Inc
Palo Alto, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of MetaSepia, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2016 and 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2016 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
8/31/18

METASEPIA, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2017
(unaudited)

	December 31, 2016	December 31, 2017
ASSETS		
Current Assets		
Business Checking	159	114
Total Checking/Savings	159	114
Total Current Assets	159	114
TOTAL ASSETS	$ 159	$ 114
LIABILITIES & EQUITY		
Equity		
Common Stock, par value $0.0001 10,000,000 shares authorized, 5,000,000 issued and outstanding	500	500
Additional Paid In Capital	59,490	67,038
Retained Earnings	(30,993)	(59,830)
Net Income	(28,837)	(7,593)
Total Equity	159	114
TOTAL LIABILITIES & EQUITY	$ 159	$ 114

METASEPIA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	December 31, 2016	December 31, 2017
Revenue	$ -	$ -
Expenses		
Research and Development	5,944	-
General and Administrative Expenses	22,893	7,593
Total Operating Expenses	28,837	7,593
Operating Income	(28,837)	(7,593)
Net income	$ (28,837)	$ (7,593)

METASEPIA, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

| | Common stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Earnings	Equity
December 31, 2015	5,000,000	$ 500	$ 39,618	$ (30,993)	$ 9,125
Contribution	-	-	19,871	-	19,871
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(28,837)	(28,837)
Balance at December 31, 2016	5,000,000	500	59,490	(59,830)	159
Contribution	-	-	7,548	-	7,548
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(7,593)	(7,593)
Balance at December 31, 2017	**5,000,000**	**$ 500**	**$ 67,038**	**$ (67,423)**	**$ 114**

METASEPIA, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	December 31, 2016	December 31, 2017
Cash flows from operating activities		
Net income	$ (28,837)	$ (7,593)
Net Cash Provided by Operating Activities:	**(28,837)**	**(7,593)**
Cash flows from Financing activities		
Contribution	19,871	7,548
Net cash received from financing activities	**19,871**	**7,548**
Net (decrease) increase in cash and cash equivalents	(8,966)	(45)
Cash and cash equivalents at beginning of period	9,125	159
Cash and cash equivalents at end of period	**$ 159**	**$ 114**

NOTES

1 – NATURE OF OPERATIONS

MetaSepia, Inc was formed on June 3rd, 2015 ("Inception") in the State of Delaware. The financial statements of MetaSepia, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palo Alto, California.

MetaSepia is developing an image management platform that will allow consumers to use their favorite personal images and photographs for secure, in-store mobile transactions, instead of generic bar codes or QR codes. Our solution allows retailers to create a highly engaging and interactive experience, and build greater loyalty with their customers in the fast-growing market for mobile in-store transactions. The MetaSepia platform will be licensed to large retailers and financial service providers who can integrate it with their current financial applications and deliver highly engaging, interactive and customer oriented mobile transaction solutions at retail.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable

inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
>   in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from companies with a large captured member base that also uses mobile financial technology applications, such as PayPal, Chase, AmEx, food such as Starbucks and Peet's, and stores such as Walmart, Target, Apple. These companies will pay a license fee for use of our technology. They will integrate it into their own financial application.
We'll also receive revenue from SME/SMBs, especially considering they represent 95% of American businesses. These small businesses will pay a per/transaction fee, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company does not have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2017, 5,000,000 shares of common stock are issued and outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through August 31, 2018, the issuance date of these financial statements.

As of August 27, 2018, the company amended its articles of incorporation and held a stock split at a rate of 3:2:1 resulting in 24,000,000 shares of common stock authorized at a par value of 0.0001, of which 16,000,000 shares are issued and outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Metasepia is pending **StartEngine Approval.**



Metasepia
Personalized Instore Mobile Transactions
● Small OPO   🏢 Palo Alto, CA   🏷 Mobile   ● Accepting International Investment

0
Investors
$0.00
Raised of $10K · $107K goal

Overview   Team   Terms   Updates   Comments   **Share**

Early Bird Perk: 10% Discount

Building Individuality and Building Connections

Invest in MetaSepia

In the world of Instagram, Snapchat, and Facebook, users in the marketplace today crave personalization as a means to connection. As the mobile transaction market expands, opportunities are opening up to bring merchants and mobile users together.

Enter MetaSepia

MetaSepia is allowing consumers to use **their favorite images for mobile transactions at retail merchants: personalizing their transactions and forming a connection between business and consumer.** Today, in-store mobile transactions are simple, static, and boring. Ugly and utilitarian barcodes allow for no customer reflection, and lead to little customer interaction.

We're building something new.

MetaSepia allows customers to use personalized images in place of industrial QR codes, thereby engaging them with their purchase. We believe this personalization leads to interactions with employees that lead to repeat customers. Pioneered by companies like Google and Amazon, personalization can increase both customer engagement, and build loyalty. **Metasepia is currently in development, and pre-prototype.**

Personalization can "reduce acquisition costs by as much as 50%, lift revenues by 5-75% and increase efficiency of marketing spend by 10-30%." **McKinsey**

Personalization is the future, and MetaSepia is here to serve it. We're building a community. Join us.

Enabling consumers to use their favorite images for in-store transactions. Creating a more social and engaging customer experience.

The Offering

Investment: Common Stock deliverable as tokens ("Sepia Coins")

$1/share of Common Stock deliverable as "Sepia Coins" | When you invest you are betting the company's future equity value will exceed $17M.

Early Bird Discount
Investors who invest on or before **October 31, 2018** will receive a 10% early bird discount on the price per share ($0.90).

Perks

Discount coupon for 30% off the purchase price of future company products and services, up to an aggregate of $1.00 times the number of SepiaCoins purchased, exclusive of any offering discount in this offering. For purposes of clarity, if an investor purchases 1,000 SepiaCoins, such investor shall receive a 30% discount on its purchase of up to $1,000 in our products and services.

Free secure mobile vault utility application, if and when developed and release.

Free Blockchain account and image valet services for each investor, if and when developed and released.

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.
See Offering Summary below for additional terms.*



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Sepia Coins

Description: The "Sepia Coins", will represent a single share of common stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document. Sepia Coins will be ERC-20 compliant.

How It Works

- Upload your personal photo to the Prizm app, on your phone or PC
- Select a small dropdown image from an extensive library of small/tiny images
- Define the colors of the small spot(s), twinkle affects, brightness, and more
- Save the image to your blockchain account, then define which merchants or friend accounts can view these images for a mobile-to-mobile fintech transaction
- Visible, and invisible, data is transmitted during the scanning transaction process



Images are a mock-up of product, not final product.







HAPPY BIRTHDAY SARA

HAPPY BIRTHDAY SARA

People Crave Personal Connections – MetaSepia Is Here to Provide Them

We believe mobile transactions are growing. We're replacing the outdated, boring, black and white, QR barcodes with vibrant user-personalized visual transaction codes that **encourage a moment of emotional sharing between the merchant and the customer, and between peers.** The mobile payment transaction volume could rise from $25 billion in 2016 to nearly $275 billion by 2021 – that's an average annual growth rate of 62 percent!



In today's 'Instagram era' of continuous image sharing, pictures tend to provide users an emotional connection in an increasingly impersonal world. By using fintech optical transaction tokens, MetaSepia aims to create an 'emotional marketing moment' in an otherwise 'drab' financial transaction process; in other words, to make the transaction process more engaging and personalized.

Unlike impersonal black and white bar codes, these vibrant, visual transaction codes can be important marketing tools, as they cater exactly to the requirements of today's consumers. We're filling the void for those searching for personalization and experiences in every social transaction possible. As clients personalize, merchants can win. **Customer loyalty programs would be enhanced with this merchant/customer moment of sharing.**

MetaSepia's Solution



We're creating a differentiating solution that encourages customer loyalty via a valued and personalized transaction experience. We're also changing the way mobile transactions are done, backed by experience, technology, and more. We've got 3 issued utility patents, basic experimental and non-MVP demonstration technology, an amazing management team with extraordinary expertise, a novel blockchain security system, a lean development team model, and a novel concept of private visual transaction Token portability.

We're Breaking The Mold

Until MetaSepia, We Believe Mobile Transactions

- Did not use mobile AR extensively (such as in dynamic transaction logos)
- Didn't use color coding
- Had a lower data payload – needing a larger image area
- Required full-screens, oversized barcodes. Our several dynamic serialized color pixels are up to 95% reduction in code space requirements
- Didn't allow for personalization on more than a small area – such as the SnapChat ghost window slice, or the broadbrush strokes of Visualead
- Were not owned by the individual user
- Were not based on user-preferred personalized images
- Were not highly-securitized and portable to participating partnerships or within participating partners



The Future Of Retail



SALE
SALE

In a world where mobile "Augmented Reality (AR) is dynamic and exciting, we think the old-word static, scannable, QR tokens are falling short. Mobile AR is rapidly advancing for mobile devices by Apple, Samsung, Google, and research indicates that technology leads to better brand engagement.

"The rapid adoption of mobile technology is redefining the face of retail and creating new opportunities to bring consumers and merchants closer together....PayPal is uniquely positioned to solve issues that others cannot, particularly as consumers and merchants increasingly connect over mobile and social media."

Bill Ready
COO, PayPal

"Growth in mobile payment volumes in the U.S.
*market alone will **triple between 2016 to end 2021.**"*

Forrester Research

*A "key driver of growth is **non-cash transactions.**"*

AmEx

*"**More than 1/3 of smartphone** users are expected to use mobile phones to make POS payments in 2018."*

E-Marketer

Revenue Model

Individual Users







Contests/rewards/coupons/discounts from participating merchants, plus driving mobile-merchant trends from the streets of Istanbul to the expanses of Walmart.

Merchants

Loyalty and branding opportunity for customer loyalty and retention programs via a shared emotional moment.

MetaSepia

BLOCK CHAIN

Merchant Fees for Image Management
TSP server enterprise license
SMBs Token Service Provider (TSP) functions on subscription basis

Market Opportunity

AmEx, Chase, others now introducing QR based transactions for mobile fintech

Apple iPhone IOS 11, Samsung, and others recent introduction of native OS mobile AR capabilities

QR scans in China increased by 300% in one year from 2 million scans/month in March 2015 to 9 million per month in March 2016

Value of all transactions processed by WeChat and Alipay using QR codes was USD$5.5 trillion as of 2017

Floor mobile merchant check-out via mobile payments is being introduced in many large stores

Programs that establish positive emotional connections with Members see 27% more of their Membership increasing their spend with the Brand. ... 95% of members want to engage with their Program through a mix of emerging, and growing technology.

QR code coupons redeemed via mobile will reach 5.3 billion by 2022, up from an estimated 1.3 billion in 2017.

MetaSepia Has The Team It Takes To Revolutionize AR Mobile Transactions

The active founding team members and advisors are pioneers in the mobile device security, cryptography, and NFC transactions field. Individually, they have founded cryptography and mobile payments companies that have raised over $130M, sold nearly 1,000,000 NFC POS merchant transaction terminals and pioneered the mobile wallet NFC applications that now include ApplePay and GooglePay.

The partners are pioneers and inventors in the fields of mobile security, cryptography, mobile fintech payments, mobile provisioning, merchant POS terminals. This Team's members are pooling their resources, competencies, research, and their Optical to Optical specific patent portfolio to move MetaSepia out of the research phase and into the development phase, something each partner has done with prior companies they have founded.



Be A Part of The MetaSepia Revolution



When you invest in MetaSepia you're investing in personal connections - and you'll be one of ours.

We encourage our investors and share-holders to assist in beta-testing and be advocates for our product, increasing our visibility to large verticals. We intend to utilize our investor base both for product feedback as well as for negotiating a beta test or partnership, with, for example, a company such as Starbucks or Chase. We believe companies are highly motivated by early adopters that vote with their investment and are willing to participate in beta programs, even drawing in family members and friends. So, for example, backing by 1,000 potential users and one of their friends/family is highly motivating and brings value to your investment.

While the majority of our investors will be private capital, we need smaller investors willing to play a role in rapidly testing our technology and participating in partner testing.

We're excited about the future as we look toward licensing our technology to large verticals internationally. We hope you'll join us in building the MetaSepia community!



June 2015

Our Company Launches!

We launch MetaSepia, prosecuting patents, experimentation and development of Vault app

December 2016

Vault Demo

We tested static and dynamic color elements of very small size for parallel and serial data communications. We now intend to use a single, or a few, small dots for data: https://youtu.be/s2eVZj-Vr0



June 2017

Team Decides to Promote Company for Funding

We decide not to sell the patents, but to start a company. Share vesting started. Technology and business model developed.

May 2018



Apple Introduces the iPhone ARCore

Faster image processors are being introduced to accommodate mobile AR visual processing. https://www.cnbc.com/2018/09/12/apple-upgrades-neural-engine-in-iphone-xsa12-



August 2018

Agreement signed with StartEngine for CF Event

We sign a CF agreement with StartEngine. We plan ... from institutional, VC groups, and the crowd.

October 2018



CF Event

We offer up to $1,070,000 in electronic tokenized shares on StartEngine platform.



January 2019

Demonstration of Technology

We demonstrate our communications ability, core to our technology, funded by CF event. (ANTICIPATED)

February 2019



Additional Capital Raise

We look to additional public and private investments to raise remainder of $4M by February of 2019. (ANTICIPATED)



October 2019

Alpha Test of System

Alpha test of Prizm toolkit, blockchain security, and basic app. (ANTICIPATED)

Meet Our Team



David Watkins

CEO, CFO and Director

David has over 15 years' experience as a CEO in startup technology enterprises. He



Kerry Brown

CTO and Director

Kerry has assisted in raising part of $130+ million the past 15 years for the following



Peter Landrock, PhD

Director, Crypto Security Tech Adviser

Peter acquired a PhD in mathematics from University of Chicago and is founder of

has led numerous fund-raising efforts and has built and worked with technology teams to create innovative new products and solutions, successfully bringing them to market in a timely manner. David has previously managed and built teams delivering worldwide solutions at companies including Activision, Symantec, Borland and Diamond Multimedia generating revenue between $75M and $400M annually. He has also led a number of start-ups as CEO including Rioport, Trumpectra, QSecure (founded by Kerry Brown), and White Sky from product concept to market delivery. David will assume the role of Interim CEO of Metasepia for one year at 20+ hours/wk part-time, his sole employment, with goals to assist in the successful launch, initiation of legal activities, and similar responsibilities. He'll also direct the search for a permanent Project Manager and CEO that will take us to acquisition. David has served as our CEO and CFO since August 2018. David previously was an independent consultant from February 2016 until July 2018, where he provided consulting services to various companies and served as independent advisor to MetaSepia. David previously served as Senior Vice President of Intersections between June 2015 and January 2016 where he managed the integration of his previous company with the acquirer, Intersections. Prior thereto, between April 2008 and July of 2015 he served as CEO of White Sky, Inc. which was acquired by Intersections in June of 2015.

ventures he cofounded: a materials science and forensic analysis/ testing laboratory (TEMAC); pioneered mobile NFC transaction technology with nearly 1 million Point of Sale (POS) merchant terminals sold and additional mobile provisioning apps distributed across the USA, UK and Singapore (Vivotech); and a high-security electronic payment card technology tested on the Orange Network and based upon submicron geometry MEMS/ Micro-Electro Mechanical/Magneto-dynamic Systems (tiny structures that program individual magnetic stripe media particles from within the card)' (QSecure), a "whiteboard" first for USPTO patents. Vivotech, Kerry's former company that pioneered mobile NFC apps and POS terminals, sold nearly 1M NFC POS Merchant transaction terminals of which he was an inventor, and VivoPay provisioning software for mobile devices. These were models for ApplePay and GooglePay at, as a pioneer for Mobile NFC Fintech, a competitive proximity passed financial transaction to our optical codes. Vivotech was acquired by Sequent and ID Tech, and now Kerry is offering an alternative technology in this same M2M proximity payments field. Kerry is an inventor on some of the 3 issued utility patents. Kerry has served full-time with as our CTO since June, 2018. Kerry previously served as CEO/Chief Innovation Officer for Cryptite, Inc. from July, 2010 until May, 2018 where he originated and sold patent portfolios, provided due diligence and technical consulting for mobile payments companies, and general intellectual sales.

Cryptomathic in Denmark in 1986. Cryptomathic is a highly recognized global Security and Cryptography firm with several global offices. Peter has served as past President of the International Association for Cryptologic Research. In 2010 Peter was nominated by The European Patent Office and the European Commission for the European Inventor Award, which recognizes lifelong achievements in encryption technologies. Peter and Cryptomathic have worked on exploring Optical communication technologies, and Peter is named an inventor on some of the 3 issued patents. Peter has served as an adviser and technical director since August, 2018, and was instrumental in cooperative research efforts on color encoding technology that have included him as an inventor on some of the MetaSepia patents. Since 1986, Peter has served as President of Cryptomathic, a security company headquartered in Denmark since founding in 1986. Peter joined Metasepia as a Director and Advisor in June 2018, and currently spends around 16-24 hrs/week part-time on the Company.



CRYPTOMATHIC

Cryptomathic

Security Development Partner

Cryptomathic, founded by Peter Landrock, has more than 30 years of experience in delivering crypto based solutions mainly to banks, government and large enterprises. It is particularly experienced in complex key management solutions, digital signature solutions, user authentication and securing smart phone applications. Its signature server and IP is in use in national solutions in several countries in Europe (Denmark, Norway, Luxemburg) and in the Middle East, as well as large banks such as UBS and others. Cryptomathic has very advanced key management servers for crypto-service gateways, or CSG. Cryptomathic also has a novel crypto-key management system, or CKMS. that is used by major banks on three continents to secure billions of transactions every year. Some of these products will integrate with the MetaSepia solution we are proposing to implement and will enhance the proposed Blockchain solution. You can locate additional case studies on the website of Cryptomathic: https://www.cryptomathic.com/

Torben Pedersen, PhD

Chief Security Architect Liaison

Torben is the CTO of Cryptomathic and will delegate project and workflow requirements on specific Cryptomathic tasks, assisting Peter and Kerry to achieve rapid development of the TSP server, toolbox, api, mobile app, and other technical development identified in a team effort with all MetaSepia development partners Torben Pryds Pedersen holds a Master of Science in Computer Science and a Ph.D. in Computer Science (Cryptology) from the University of Aarhus. Torben is serving as our Chief Security Architect since August, 2018. Since January 2000, Torben has served as Chief Technology Officer of Cryptomathic, our security partner, where he oversees technical security and cryptography projects development.



Barry Carr

Secretary, Corporate/IP Attorney

Carr & Ferrell LLP has not acted as legal counsel in connection with this public offering. Barry has worked with the partners to incorporate MetaSepia and has also worked with Kerry Brown and David Watkins at previous companies. Carr & Ferrell is a full-service law firm dedicated to helping you grow ideas into world class enterprises. We protect our clients' rights through our corporate and venture capital practice, strategic patent and intellectual property services and a robust litigation practice. Based in the heart of Silicon Valley's technology and venture capital community, and keeping close to commercial and technology markets, our attorneys leverage their technical, business and legal expertise to help emerging companies and investors succeed through the entire life cycle of an enterprise.



svb SiliconValleyBank

Silicon Valley Bank

Financial Services

WE ARE THE BANK OF THE INNOVATION ECONOMY

Every day, innovative businesses strive to bring about the next big thing. From technology to healthcare, from San Jose to Shanghai, our clients define what comes next. At Silicon Valley Bank, we support the businesses that invent the future. Everything we do helps innovators, enterprises and investors move bold ideas forward, fast.



Bettelon, Duong & Parrish LLP

Accountant

Linh Duong has been our company accountant since company formation. Bettelon, Duong & Parrish LLP is a full service accounting firm providing comprehensive tax, consulting, and accounting services to individuals, corporations, partnerships, LLC's, and fiduciary clients. We also specialize in bookkeeping, document filing, financial planning, and tax preparation for local small-businesses and start-ups. At Bettelon, Duong & Parrish, our mission is to build a relationship with our clients based on trust, reliability, and accessibility. We strive to provide you with the highest level of accounting services for your unique financial needs. We value your trust in us and work hard to protect the financial health of your family or business. Bettelon, Duong & Parrish is committed to providing the best possible accounting and financial services to our customers. http://www.bndcpas.com/home

Offering Summary

Maximum 1,070,000* shares of Common Stock deliverable as "Sepia Coins" ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Common Stock deliverable as "Sepia Coins" ($10,000)

Company	MetaSepia, Inc.
Corporate Address	2225 East Bayshore Road, suite 200, Palo Alto, CA 94303-0322
Description of Business	Personal image management platform - allowing consumers to use their favorite images and photos for secure mobile in-store transactions
Type of Security Offered	Common Stock, distributed in token form as "SepiaCoins." (the "Share", or "Securities")
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$250.00

Early Bird Discount

Investors who invest on or before **October 31, 2018** will receive a 10% early bird discount on the price per share ($0.90).

Perks

Discount coupon for 30% off the purchase price of future potential company products and services, up to an aggregate of $1.00 times the number of SepiaCoins purchased, exclusive of any offering discount in this offering. For purposes of clarity, if an investor purchases 1,000 SepiaCoins, such investor shall receive a 30% discount on their purchase of up to $1,000 of our future products and services.

Free secure mobile vault utility application, if and when developed and release.

Free Blockchain account and image valet services for each investor, if and when developed and released.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

Terms of Token

Sepia Coins

Description: The electronic tokenized share, "SepiaCoin", will represent a single share of common stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

- **Blockchain:** ERC-20 compliant
- **Exchanges:** Subject to statutory holding periods, the Company intends to seek listing on licensed token exchanges, when launched

Material Terms:

- **Voting Rights:** 1 vote per SepiaCoin, and the SepiaCoins will be subject to a voting proxy granted to the CEO or successor.
- **Restrictions on Transfer:** 1 year from closing of this Offering; Notification to Company; Transfer must be conducted in compliance with securities laws.
- **Dividends/Distributions:** Dividends/distributions are pro rata among all token holders if and when declared by the Board. The tokens do not have a right to dividends or distributions.
- **Redemption Rights:** None.
- **Other:** None.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items by others. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Metasepia will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with a $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of common stock at $1 / share, you will receive 10 common stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT **F** TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "METASEPIA, INC.",

FILED IN THIS OFFICE ON THE THIRD DAY OF JUNE, A.D. 2015, AT

4:53 O'CLOCK P.M.

    A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5759450 8100

150874843

AUTHENTICATION: 2441397

DATE: 06-05-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:55 PM 06/03/2015
FILED 04:53 PM 06/03/2015
SRV 150874843 - 5759450 FILE

CERTIFICATE OF INCORPORATION

OF

METASEPIA, INC.

First. The name of the corporation is MetaSepia, Inc.

Second. The address of the corporation's registered office in the State of Delaware is to be located at 3500 South Dupont Highway, in the City of Dover, County of Kent, State of Delaware, 19901. The name of the corporation's registered agent at such address is Incorporating Services, Ltd.

Third. The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The name and mailing address of the incorporator of this corporation is Barry A. Carr, Carr & Ferrell LLP, 120 Constitution Drive, Menlo Park, California 94025.

Fifth. This corporation is authorized to issue only one class of shares of stock, which shall be designated "Common Stock" and which shall have a par value of $0.0001; the total number of shares of Common Stock of this corporation is authorized to issue is 10,000,000.

Sixth. To the fullest extent permitted by the General Corporation Law of the State of Delaware (as such law currently exists or may hereafter be amended so long as any such amendment authorizes action further eliminating or limiting the personal liabilities of directors), a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director. Any repeal or modification of this paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation with respect to any act or omission occurring prior to the time of such repeal or modification.

Seventh. Subject to any additional vote required by the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the corporation.

The undersigned incorporator hereby acknowledges that the foregoing certificate of incorporation is his act and deed and that the facts stated therein are true.

Dated: June 3, 2015



Barry Carr

Barry A. Carr, Incorporator

{00856204v1}

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "METASEPIA, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF SEPTEMBER, A.D. 2018, AT 2:52 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5759450 8100
SR# 20186575385

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203403003
Date: 09-12-18

SECOND AMENDMENT
TO CERTIFICATE
OF INCORPORATION
for
METASEPIA, INC.,
a Delaware corporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:52 PM 09/10/2018
FILED 02:52 PM 09/10/2018
SR 20186575385 - File Number 5759450

The undersigned, David Watkins, hereby certifies as follows:

1.	He is the duly elected, qualified and acting Chief Executive Officer of MetaSepia, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2.	Article Fifth of the Certificate of Incorporation is hereby amended to read as follows:

> "The total number of shares of stock which the Corporation shall have authority to issue is Twenty-Four Million (24,000,000) shares of common stock, par value $0.0001 per share, designated as "SepiaCoins".

3.	The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4.	The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5.	The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6.	Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, MetaSepia, Inc., has caused this certificate to be signed by David Watkins, its Chief Executive Officer, this 6th day of September, 2018.

By:

David Watkins, CEO